UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of MAY 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  May 14, 2007                        /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

PRESIDENT'S REPORT TO THE SHAREHOLDERS

Tumi is continuing to focus on silver exploration in Mexico and Sweden, although gold and zinc are increasingly important. The Company is confident that the resource sector is strong and will enjoy further growth. The prospects for silver look particularly good. Silver, along with gold, is being increasingly seen as a safe refuge from paper currencies and the jewelry and coinage sectors remains an important market for silver producers.


The unique properties of silver make it highly attractive for various electrical applications and medical, photographic and a wide variety of other industrial uses. Many analysts believe that this valuable commodity will be in increasing demand and shortages are expected which will lead to further strengthening in the price. The rest of the metals are also expected be in strong demand, especially in countries such as India and China and in other emerging markets.


Tumi now has 15 silver/zinc projects in Sweden and 8 silver/gold projects in Mexico. Drill programs are in place for both countries during the spring drill season of 2007. Tumi's management team comprises a highly experienced geological and mining engineering team and strong financial and investor relations support.


As a silver explorer, Tumi's initial focus has been Mexico, the world's biggest silver producer. Mexico remains a crucial part of Tumi's exploration plans. The Company has just announced a bonanza-grade silver discovery at La Trini, with a drill hole intersecting 24.4m grading 6.4 g/t gold and 1,629 g/t silver. Tumi plans to start a phase three closed-spaced drill test program to define the extent, size and orientation of this high-grade zone. Upon completion of the phase two drill program at La Trini, the drill rig was moved to the Company's Phoenix project located in the state of Sonora where drilling continues.


Research for new silver projects has led Tumi to the Bergslagen District of south-central Sweden. The Company has now made several significant acquisitions in this District, including the historical Sala silver mine where it has been reported that the ore contained up to 7,000 g/t. Tumi will start its 2007 drill campaign in Sweden at Sala where drill targets have been defined and an initial diamond drill program is planned for the second quarter on 2007. Other projects of high priority in Sweden are Kalvbacken, Oster Silvberg and Tomtebo. Tumi is a major claim holder in this historic mineral district where the Company is conducting some of the region's first modern scientific exploration.

Sweden is a vast country with a long mining tradition and it is the largest producer of most metals in the EU15 with several new mines opening in recent years. Despite this history the country still has large areas that are under-explored and many mining companies, both large and small, are now working there. Tumi believes that the project areas being worked on in the country will be very significant for the future of the Company.

The Company continues to look for and evaluate other acquisition targets that meet our exploration goals in financially and politically stable counties. There is currently about $1.8 million in the treasury and the share structure remains healthy. We look forward to 2007 as being a very active exploration year with drilling underway or planned on our main projects.


We thank our shareholders for their continued support and we invite you to contact us at anytime for more information or to discuss the progress we are making on your behalf.


Yours truly,

/s/ DAVID HENSTRIDGE
David Henstridge
President

April 16, 2007